EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

STATEMENT SETTING FORTH COMPUTATION
OF RATIO OF PROFIT TO FIXED CHARGES
(Millions of dollars)(Unaudited)

	QUARTER
	ENDED
	JUNE 30,		YEARS ENDED DECEMBER 31,

	2002	2001	2001	2000	1999	1998	1997

Net profit	$40	$46	$212	$159	$128	$112	$94
Add:
Provision for income taxes	23	26	119	84	75	67	53
Deduct:
Equity in profit of partnerships	(1)	(2)	(6)	(3)	(2)	(3)	(3)

Profit before taxes	$62	$70	$325	$240	$201	$176	$144

Fixed charges:
Interest on borrowed funds	$140	$182	$688	$744	$592	$502	$367
Rentals at computed interest*	1	2	5	5	5	4	3

Total fixed charges	$141	$184	$693	$749	$597	$506	$370

Profit before taxes plus fixed charges	$203	$254	$1018	$989	$798	$682	$514

Ratio of profit before taxes plus fixed charges to fixed charges	1.44	1.38	1.47	1.32	1.34	1.35	1.39

*	Those portions of rent expense that are representative of interest cost.